Exhibit 99.7

Press Release dated September 30, 2003

Not for distribution in the United States or over United States wire services

Call-Net — Underwriters Exercise Option to Purchase Additional
Class B Non-Voting Shares

en Français

TORONTO, ON — September 30, 2003 — Call-Net Enterprises Inc. (TSX: FON, FON.B) announced today that the underwriters of its public offering dated September 9, 2003 are exercising the over-allotment option granted to them.

The underwriters notified Call-Net today that they would be purchasing an additional 1,500,000 Class B Non-Voting Shares at a price of $3.75 per Class B Non-Voting Share for aggregate gross proceeds of $5,625,000. The closing of the over-allotment option is expected to be on or about October 2, 2003. Call-Net completed a $37.5 million offering on September 9, 2003. The Underwriting syndicate for the public offering was led by BMO Nesbitt Burns Inc. and included CIBC World Markets Inc., TD Securities Inc. and National Bank Financial Inc.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The shares being offered have not been and will not be registered under the U.S. Securities Act of 1933 and state securities laws. Accordingly, the shares may not be offered or sold to U.S. persons except pursuant to applicable exemptions from registration.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to households and businesses. It provides services primarily through its wholly-owned subsidiary, Sprint Canada Inc. Call-Net Enterprises and Sprint Canada are headquartered in Toronto and own and operate an extensive national fibre network with over 134 co-locations in nine Canadian metropolitan markets.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information
Media contact:
Karen O’Leary
Corporate Communications
(416) 718-6445
karen.oleary@sprint-canada.com